NO ACT

10
9-18-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

08070037

Received SEC
NOV 2 1 2008
Washington, DC 20549

November 21, 2008

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-21-08

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: D.R. Horton, Inc.
Incoming letter dated September 18, 2008

Dear Ms. Ising:

This is in response to your letters dated September 18, 2008 and September 24, 2008 concerning the shareholder proposal submitted to D.R. Horton by Patrick Missud. We also have received letters from the proponent dated September 22, 2008, October 6, 2008, October 8, 2008, October 23, 2008, October 29, 2008, November 3, 2008, November 10, 2008, and November 14, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
DEC 2 2 2008
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA 94112

November 21, 2008

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: D.R. Horton, Inc.
Incoming letter dated September 18, 2008

The proposal relates to six proposed actions.

There appears to be some basis for your view that D.R. Horton may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of D.R. Horton's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if D.R. Horton omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f).

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

November 14, 2008

Securities and Exchange Commission
Office of Chief Counsel, c/o Mike Reedick
100F Street, NE
Mail Stop 3-1
Washington, DC 20549

Re: Missud 14A8 "Proposal for Action", DHI request for "No Action"
Via: *** FISMA & OMB Memorandum M-07-16 *** (Reedick)

Dear Agents Greene, Reedick, Maples and Chief Counsel,

This letter is in follow up of yesterday's conversation regarding my redacted and ready to publish evidence file [File] in support of my Proposal. The File was sent this morning via Express Mail #EB 460582105 US. This 200+ page File is an abridged copy of the two more complete 700+ page files received by the California and Illinois Attorneys General (#0307 1790 0003 3063 9591, #0303 3430 0000 4122 5952).

Although lengthy, all these exhibits are directly on point and relevant to the Proposal:

1. **Exhibits 9-** Federal waivers of service of summons etc. which prove DHI Officers' acknowledged notice of fraud for at least four years. The Board's inaction to remedy DHI's fraud for over four years has directly caused me to file my Proposal under SEC Rule 14A8.
2. **Exhibits 12 and 13-** Correspondence with the Nevada Dept. of Justice etc. which proves State notice of DHI's fraud for at least four years in Nevada. The State's inaction to remedy this fraud for over four years has directly caused me to file my Proposal under SEC Rule 14A8.
3. **Exhibits 19-** Letters to HUD, DOJ, FTC, SEC, FBI, State AG's, Congress etc. which prove Federal notice of DHI's nationwide fraud for at least four years. Federal regulatory agency inaction to remedy this nationwide fraud for over four years has directly caused me to file my Proposal under SEC Rule 14A8. Note that since March 2004, I have requested that HUD and the DOJ initiate RESPA, TILA, mail fraud and other investigations of DHI.

Most consumer contact information has already been redacted from the within documents. The contact information that remains are of consumers who have already publicly filed court documents or agreed to disclosure.

Cordially

/S/ Patrick Missud

Patrick Missud; Esq.
Encl.

RECEIVED

2008 NOV 19 AM 11: 29

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office
415-845-5540 cell

November 10, 2008

Re: **DHI RICO**
Via: Mail, Email, World Wide Web

Attention federal agencies- HUD, FTC, DOJ, SEC, FBI:

This letter in follow up of November 1st's. It has not been sent certified because the electronic and paper trails of years long federal notification has already been nauseatingly established. Besides, state AG's and media can again corroborate transmittal and receipt.

SEC Office of Chief Counsel- Last week's smallish 4 pound 6 ounce evidence file that you received November 4 at 10:26 AM (#0307 1790 0003 3063 9874) was supplemented with an additional 60 pages of consumer emails regarding DHI's RICO. Your agency has not received this additional information, but it was supplied to media, state attorneys general and to President Elect Obama. It will also be available to international media shortly.

I could supplement those 60 pages with 60 more regarding transcribed hand notes from consumer statements received by phone. These particular DHI victims are not internet savvy since they are immigrants with language deficiencies or are elderly and computer illiterate. I have tried to re-contact several, but cant locate many because of foreclosures. These 120 additional pages would put your file at over 6 pounds. DHI has already admitted to receiving "over 100 letters or 1500 pages of 'harassing' letters" in a Clark County, Nevada court declaration. The combination of all this communication would make the evidence file tip the scales at around 12 pounds, or two reams of paper- double sided.

When the Chief Executive refuses to enforce the laws and our expensive Courts favor only the deep pockets, one has to turn to the 1st Amendment and media for consumer redress. My efforts have again shifted to make this an international scandal to expose the Bush Administration. All of Europe and leaders from Iran, Venezuela, Russia... would like nothing more than to embarrass our outgoing President. I have just the evidence file, positively received by federal enforcement authorities which have done nothing, that will prove the case of W's complicity in RICO.

Perhaps Horton and Tomnitz will do the perp walk, consumers will get redress and Bush's legacy will be accurately written. I have two telephone books to supply those facts.

On behalf of W's world wide victims,

/S/ Patrick Missud; Esquire
Encl.
Cc: Mass international media, 27 State Attorneys General

U.S. Department of Justice
C/o Director Robert Mueller
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001

Ivy M. Jackson, Director RESPA
US Dept. of HUD
Washington, DC, 20410-8000

U.S. Department of Justice
C/o Michael Mukasey
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001

Nevada Attorney General Masto
Grant Sawyer Bldg.
555 E. Washington Ave Suite 3900
Las Vegas, Nevada 89101

Federal Trade Commission, Room 240-H
Consumer Response Center, c/o Donald S. Clark
Washington, DC, 20580
FTC Ref. No. 9548361

SEC Complaint Center, c/o Bob Greene
100 F Street NE
Washington, D.C. 20549-0213

Office of Chief Counsel
SEC, Division of Corporate Finance
100F Street, NE
Washington, DC 20549

FBI Field Office, San Francisco
450 Golden Gate Avenue, 13th Flr.
San Francisco, CA, 94102-9523

RECEIVED
2008 NOV 17 AM 9:09
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office/fax
415-845-5540 cellular

November 3, 2008

Office of Chief Counsel
SEC, Division of Corporate Finance
100F Street, NE
Washington, DC 20549

Re: Securities and Exchange Act (1934) Rule 14a-8: Missud Proposal for Action at D. R. Horton's [DHI] 2009 Annual Stockholder's Meeting
Via: Mail (with exhibits), electronic: *** FISMA & OMB Memorandum M-07-16 ***

Dear Staff,

Find enclosed a few more documents to supplement the 600 exhibits your office has already, or will receive under confirmation # 0307 1790 0003 3063 9874.

1. November 30, 2005 letter in which DHI acknowledges notice of my media contacts.

2. July 25, 2006 certified letter to DHI setting out my conditions for settling. At that time, I only found 30 frauds limited to Las Vegas but still insisted that DHI recompense them all. My intentions for not settling quietly were made very clear. Also, in the fifth paragraph, I described the mobile signs which would have become fastened to my and other contract employees' roving trucks to discover additional victims just in the Las Vegas area. I believe that this same letter accompanied a color photo of my truck which later had the explosive detonated on its hood. Recall that the next year I ramped up and started broadcasting nationally through the web in July 2007 when my truck was bombed to send me a message.

3. November 8, 2006 letter by the Ca. bar notifying me that DHI's attorneys have lodged a complaint against me as retaliation for my Las Vegas exposure of their criminal acts.

4. Four sheets of certified tags representing a mere sampling of the hundreds of certified letters sent to HUD, DOJ, Board of Governors, Wall Street Journal, ABC, NBC, Lehman Brothers, Standard and Poors, Merill Lynch, DHI, SEC, DHI attorneys and agents, State Attorneys General, Congress people, ... I have left lengthy paper and electronic trails proving my predictions of the current $700B bail out. Note that DHI's very own Director, Paul Buchschacher even returned his postcard on November 21, 2006 showing receipt of my letter noticing him of more discovered RICO. Ted Harbour admitted

RECEIVED
2008 NOV -5 PM 12:38
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office
415-845-5540 cell

October 29, 2008

Re: **DHI's proven RICO and exposure.**
Via: Certified Mail, Mail, Email, World Wide Web

Attention federal agencies- HUD, FTC, DOJ, SEC, FBI:

This letter in follow up of my last entitled: DHI's proven RICO and *eventual* exposure.

FTC: Thank you for your letter recommending that I make a claim in state court. To recap and supplement my last letter: I have already done so after having shopped around for several attorneys. Most attorneys I met with already know that when you claim against an 800 pound gorilla that even righteous victims stand little chance. When I handled my own case I had to serve five rounds of subpoenas because DHI and its agents would persistently claim defective service. They would all run and hide like roaches after the lights go on to drive up even the pre-court costs. Only after I had spent $3000 and accompanied professional process servers with my digital camera, did the defendants finally admit to service. One picture is after all worth a thousand words. Actual court costs have so far included dozens of motions taking years to resolve. No steps forward and no steps back. Thirteen DHI attorneys are on the case. On the other hand, all that I need is a jury box full of junior cub scouts. These common sense kids would return a guilty verdict within a minute and be off to the beach. DHI knows they have been caught, and that's why they have s$!t on our Constitution, and twisted our guaranteed court system. Talk to Melendez and Champoux who have had their 1st Amendment rights eradicated. Talk to Mike Morgan who had a dozen Lennar attorneys on his a$$. Talk to Gary Stauffer's attorney who is looking forward to mediation because a court case would be ruinous. Talk to Olga Doddson who has had her case retransferred and very rigorously defended by DHI's myriad attorneys. (Did I mention that she was bankrupted by DHI's fraud and has no money? Thank you and may I have another!)

State Bars: Thank you for informing me that a resolution of my grievances would be best settled in a court setting. I have already tried and discovered that judges don't want to get involved in pissing matches. Underhanded techniques apparently are status quo. The courts have essentially sanctioned the aiding of DHI financial rape throughout the nation. Please make a $5000 donation to the cause and supply a couple of attorneys to prepare the briefs regarding ethics violations upon my behalf.

SEC: Thank you for allowing me this instant opportunity to provide the Staff with the accompanying evidence file. I hope that you consider its contents before giving DHI's attorneys at Gibson Dunn and Crutcher that "no action" ruling. As you know, I'm not good at sitting on my hands. I much prefer action.

In that vane, please find enclosed a declaration with yet more detail of America's plight, examples of confirmed syndicated national media contact, and foreign cover letters for international press. A smallish but somewhat complete copy of a 600 exhibit evidence file will be forwarded only to the SEC under delivery confirmation # 0307 1790 0003 3063 9874 by November 1, 2008. If the remaining agencies would like a copy please contact the Office of Chief Counsel as listed below.

On behalf of only worthy Americans,

/S/ Patrick Missud
Encl.
Cc: State Attorneys General

U.S. Department of Justice
C/o Director Robert Mueller
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001
7008 1300 0002 0823 -6312

Federal Trade Commission, Room 240-H
Consumer Response Center, c/o Donald S. Clark
Washington, DC, 20580
FTC Ref. No. 9548361
-6329

Ivy M. Jackson, Director RESPA
US Dept. of HUD
Washington, DC, 20410-8000
-6336

SEC Complaint Center, c/o Bob Greene
100 F Street NE
Washington, D.C. 20549-0213
-6343

U.S. Department of Justice
C/o Michael Mukasey
950 Pennsylvania Avenue, NW
Washington, DC 20530-0001
-6350

Office of Chief Counsel
SEC, Division of Corporate Finance
100F Street, NE
Washington, DC 20549
-6367

Nevada Attorney General Masto
Grant Sawyer Bldg.
555 E. Washington Ave Suite 3900
Las Vegas, Nevada 89101
-6374

FBI Field Office, San Francisco
450 Golden Gate Avenue, 13th Flr.
San Francisco, CA, 94102-9523
-6381

Gibson, Dunn, Crutcher
c/o Elizabeth Ising
1050 Connecticut Avenue, N.W.
Washington, D.C., 20036-5306

RECEIVED

2008 OCT 28 PM 3:23

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

October 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC, 20549

Re: Stockholder Proposal of "Proponent" Patrick Missud, SEC 14a(8)
Via: First class mail certified #7008 1300 0002 0823 6244

Dear Ms. Ising and SEC "Staff,"

I have been away for nearly two weeks for a long deserved Hawaiian adventure. In that time the global financial markets collapsed in the exact ways that I predicted over the course of four years. DHI played a major role in producing some of the $700B in toxic mortgage loans.

During my vacation, Anderson Cooper added three names to the list of his "Culprits of the Collapse." Dishonorably mentioned were: the SEC's chairman Cox; The former CEO of Countrywide and DHI's "preferred lender" Mozillo; and Beazer's CEO Tuchman who sponsored Georgia's predatory lending which has led to 25% default in ten of his company's communities.

The certified proof that I have absolutely supports Cox's status, Mozillo's role [C 07—2625 JL, Missud v. D R Horton], and eclipses/eradicates/obliterates Tuchman's role in his smallish company's RICO (Beazer #6).

Lets see if we cant all get the spotlight on #1 builder D R Horton and its very own cast of the dirty dozen. I think that a book is in order. After all, every document necessary has already been written. There may be over 100 chapters.

Ms. Ising, what's going on with that "no action" request? After having seen CSPAN's coverage of the ABA's symposium on white collar crime broadcast on October 17, 2008 at which partner Joseph Warrin represented your company, I now know that Gibson Dunn provides corporate criminal defense. That's good for your clients. Joseph doesn't want "rush to get things done" but should now be asking whether DHI, its CEO and Chairman want to "confess their sins."

Lastly, please recall that attorneys are now also targets and potential defendants in the SEC, DOJ and FBI's eyes under the crime/fraud exception and "willful blindness doctrine." Just in case that those regulators don't want to act though, perhaps the next administration needs an update. Perhaps Europe will even be interested. After all the UK's Gordon Brown testified in front of Parliament on October 21, 2008 that the global financial crisis originated in the US because of predatory mortgage practices. The BBC, AP and Reuters just might get a shout out.

Cordially

Patrick Missud
Encl.
Cc: Gibson, Dunn, Crutcher c/o Ising (electronic)
Worldwide

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

October 8, 2008

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100F Street, NE
Washington, DC 20549

Re: Missud Proposal, Rule 14A8, D R Horton Proxy Material
Via: Certified 7008 1300 0002 0823 6176

Attention Chief Counsel,

With the materials already accumulated I have now shifted my focus on maximum international exposure of the SEC's malfeasance and complicity in condoning DHI's past RICO. Your agency's further assistance of DHI is solely within your control.

On February 19, 2004, DHI's attempted Board room sponsored fraud on me sent me to the emergency room. DHI mailed me certified notice that I had 'forfeited' $70,000 because I had not agreed to using their predatory mortgage company. Within 3 ½ hours receipt of the restricted delivery letter, my congenital condition was exacerbated and required intravenous narcotics. DHI attempted to extort me into a mortgage twice as expensive as any of their competitors. I am one of hundreds that I have already discovered. I am one of the few who did not succumb to DHI's enormous pressure.

Across the nation, other victims of mortgage fraud were not so lucky. In Taunton Mass., a mother committed suicide in her home while the sheriff foreclosed on her home. http://cbs13.com/national/suicide.home.foreclosure.2.778404.html In Akron Ohio a 90 year old senior shot herself in the chest as sheriff's deputies attempted to evict her. http://abcnews.go.com/US/wireStory?id=5957063 In Los Angeles, a family of six perished in a murder suicide because of severe financial problems. http://www.foxnews.com/story/0,2933,433461,00.html Although these fatalities may not be directly related to DHI, over a year ago, I had predicted these types of events similarly occurring and directly resulting from DHI's severe predatory lending forced on its own consumers.

I have been in personal contact with nationwide young couples, seniors and minorities who have lost life savings in the six digits, and their homes, because of DHI's bait and switch predatory loans. CEO Donald Tomnitz and Founder Donald Horton have stuffed their pockets with victims' blood money.

My concerted efforts with media, righteous state governments, incoming administrations and members of Congress will continue to expose officials responsible for the conspiracy until Tomnitz and Horton are made to pay for their proven crimes.

Cordially

Patrick Missud; Esq.
Encl.
CC: Maximum international exposure.

at&t | YAHOO! MAIL Classic

Your Client C 39334-00041 Monday, October 6, 2008 7:58 AM

From: "pat mi...sud" <missudpat@yahoo.com>
To: elsing@gi...sondunn.com
DHIvAmer10-6-08.pdf (137KB)

Dear Ms. Ising,

My Lasik went well. I am 100% and 20/20. I can now see clearer towards the past and even into the future.

My APB to the other builders regarding redistribution of market share has already yielded promising results.

Please find attached a rough draft of a document which will be distributed by week's end. Please forward this message and attachment to the SEC. An additional copy will be sent from SF. The final version will also be forwarded with exhibits when complete. Your's and the SEC will be sent simultaneously with the others'.

My wife and I will be in Hawaii from 10/10-21/08 for much needed vacations. Its been about 4 1/2 years since we have relaxed....right about the time that your clients tried to add me to their masses of other defrauded clients.

Cordially,

Patrick Missud

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

September 24, 2008

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 39334-00041

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Correspondence from Patrick Missud*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On September 18, 2008, I submitted to the staff of the Division of Corporation Finance (the "Staff") a request (the "Request") that the Staff concur that our client, D.R. Horton, Inc., could exclude from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders a stockholder proposal submitted by Patrick Missud (the "Proponent"). The Proponent subsequently sent to my attention correspondence dated September 19, 2008 (attached hereto as Exhibit A), regarding the Request that he asked be delivered to the Staff. As a courtesy given that the Request is pending, I am forwarding to the Staff a copy of this correspondence. Also included is a copy of the Proponent's letter dated September 22, 2008 (attached hereto as Exhibit B), which the Proponent similarly requested be delivered to the Staff but which does not appear to reference the Request.

Please call me at (202) 955-8287 or Thomas B. Montano, Vice President – Corporate & Securities Counsel, D.R. Horton, Inc., at (817) 390-8200 ext. 8131 with any questions in this regard.

Sincerely,

Elizabeth A. Ising

Enclosures

cc: Thomas B. Montano, D.R. Horton, Inc.
Patrick Missud

100525517_2.DOC

EXHIBIT A

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

September 19, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC, 20549

Re: Stockholder Proposal of "Proponent" Patrick Missud, SEC 14a(8)
Via: First class mail certified #7008 1300 0002 0826 -1062

Dear Ms. Ising and SEC "Staff,".

Thank you for affording me, the Proponent, the opportunity to submit additional correspondence to your firm and the Staff at the SEC.

1. DHI's reluctance to include my Proposal in the upcoming proxy soliciting materials was anticipated based on Mr. Montano's August 22, 2008 letter. I took this into consideration when composing my subsequent September 10th letters to candidates Obama and McCain. [Ex. 1].

2. I take this opportunity to object to Ms. Ising's mischaracterization of my very clear statement included in paragraph 3 of my September 3, 2008 letter:

> 3. In DHI's 2007 Annual Shareholder Meeting proxy solicitation materials expressly stated at page 54, my reading is that "*any* shareholder" -without limitation, may submit a Proposal for Action if it is timely delivered, -as per SEC 14A8. Despite waiving the minimum share requirement, according to DHI's current interpretation, I will not even be able to qualify for the 2010 meeting since your share deficiency notice was received one day after the one year share ownership requirement for next year. In any event, this week I will acquire the minimum number of shares for the 2011 meeting.

There is no admission nor any indication on my part that I am share deficient for the 2009 Proposal submission. It is solely DHI's interpretation that my single share ownership does not meet the threshold requirement. DHI has allowed *any* shareholder, waiving minimum requirements, to submit a Proposal. DHI's very large corporate legal staff and many outside consultants such as the venerable Gibson, Dunn & Crutcher LLP should all understand that words are a legal scrivener's tools and subject to plain meaning and clear interpretation on their face. [Gibson, Dunn- Ex. E].

Maintaining single share ownership was by design. I still have not bought a second nor any additional DHI shares to prevent potential conflict between my twin roles as a stockholder and consumer advocate. As an advocate, some of my actions can have the effect of decreasing share value which could potentially benefit me as a prospective stock purchaser. My intention is not to manipulate DHI share value for my own personal gain. As a matter of fact, just today the SEC put the brakes on short selling certain companies.

3. Note that my original Proposal for Action numbers 1 & 5 have already been corroborated by the September 10, 2008 publication of J D Powers' Builders' ratings. More often than not, in most market states, #1 in volume DHI ranks below average and among or behind the "rest" of the builders including bankrupt Tousa and WCI, and near bankrupt Standard Pacific, Beazer and Hovnanian. [Ex. 2].

4. Note that the DHI Board's reluctance to publicly commit to pursuing only lawful business activities has already damaged DHI's reputation as in my Proposal for Action number 6. [Ex.'s 3].

5. As before, and as a Proponent with sufficient share ownership, I am requesting a simple public commitment for each and every Board member to formally and individually vote to act lawfully. Nearly half the Board is comprised of licensed and active attorneys including Buchanan, Buchschacher, Harbour and Galland. As practicing attorneys they have taken similar oaths to uphold the laws and Constitution of the United States. One additional public commitment from each of them, in this very same vane, should hardly elicit this much resistance. [Ex. 4].

In conclusion and on the behalf of other DHI shareholders, old ladies, veterans, young couples, retirees, immigrants, middle class, and the less privileged, I respectfully request that the Staff recommend to DHI's Board that the Proponent's Proposal be printed in the forthcoming proxy soliciting materials, or in the alternative that each and every Board member formally commit on the record and in public to be law abiding.

Cordially

Patrick Missud
Encl.
Cc: Gibson, Dunn, Crutcher c/o Ising #...-1055;
Select database....

P.S.: Candidate McCain's calling for the ouster of the SEC's Chairman does seem a bit extreme. After all some SEC decisions have unfortunately been coming from a higher authority. McCain *or* Obama '08!

EXHIBIT B

FAX COVER SHEET

Send to: Elizabeth Ising Gibson, Dunn & Crutcher	**From:** Patrick Missud, Esq.
Your Client: C 39334-00041	Date: 9-22-08
1050 Connecticut Ave., NW Washington, DC, 20036-5306	91 San Juan Ave. San Francisco, CA, 94112
Fax Number: 202-530-9631 Phone: 202-955-8287	Phone Number: 415-584-7251, 415-845-5540 Fax: 415-584-7251

- ☐ Urgent
- ☐ Reply ASAP
- ☐ Please comment
- ☐ Please review
- ☑ For your information

Total pages, including cover: 5

Comments:

Dear Ms. Ising,

Please expedite a fax copy to the SEC since I don't have that contact information.

Thank you in advance,

/S/ Patrick
Patrick Missud

Confidentiality Notice: The information contained in and transmitted with this communication is NOT strictly confidential, and is intended for the use of ANY recipient. If you are not the intended recipient, you are hereby notified that any use of the information contained in or transmitted with the communication or dissemination, distribution, or copying of this communication is strictly ENCOURAGED. If you have received this communication in error, please immediately DISSEMINATE this communication to ONE AND ALL.

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office
415-845-5540 cell

September 22, 2008

Texas Attorney General Greg Abbott
P O Box 12548
Austin, TX, 78711-2548

Re: **Texas Penal Code § 31.03. THEFT.**
Via: Certified Mail #70081300000208261079, Mail, Email, World Wide Web

Attention Attorney General Abbott,

7008 1300 0002 0826 1079

The following Texas statute applies as Equally [as in Federal Equal Protections Act] to both Texas' inner city Black, Latino and otherwise minority community, and the white collar Caucasian elite such as Donalds Tomnitz and Horton. Please know that the media will of course receive a copy of (allegations in) this letter, and *official documented court and government proof, facts and evidence*. The aforementioned criminals will not walk away as has the now infamous Angelo Mozillo of Capitol-Hill-testifying, (formerly) Countrywide fame.

§ 31.03. THEFT

(a) A person commits an offense if he unlawfully appropriates property with intent to deprive the owner of property.

(b) Appropriation of property is unlawful if: (1) it is without the owner's effective consent;

(c) For purposes of Subsection (b):

(1) evidence that the actor has previously participated in recent transactions other than, but similar to, that which the prosecution is based is admissible for the purpose of showing knowledge or intent and the issues of knowledge or intent are raised by the actor's plea of not guilty;

(2) the testimony of an accomplice shall be corroborated by proof that tends to connect the actor to the crime, but the actor's knowledge or intent may be established by the uncorroborated testimony of the accomplice;

(e) Except as provided by Subsection (f), an offense under this section is:

(4) a state jail felony if: (A) the value of the property stolen is $1,500 or more but less than $20,000;

(f) An offense described for purposes of punishment by Subsections (e)(1)-(6) is increased to the next higher category of offense if it is shown on the trial of the offense that:

(2) the actor was in a contractual relationship with government at the time of the offense and the property appropriated came into the actor's custody, possession, or control by virtue of the contractual relationship; or

(3) the owner of the property appropriated was at the time of the offense an elderly individual.

Definitions:

(3) Consent is not effective if: (A) induced by deception or coercion;

(5) "Property" means: (C) a document, including money, that represents or embodies anything of value.

LEGAL ANALYSIS:

(a) Unlawful Appropriation:

In countless federal districts and states throughout the nation, consumers have *filed court complaints* that DHI has unlawfully appropriated money through deceptive trade practices, fraud, or theft by: repeatedly increasing 'good faith estimates' and closing costs; offering bait and switch interest rates; reneging on 'incentives' including cash discounts or upgrades; misrepresenting taxes, HOA and other yearly dues; inflating appraisals; requiring use of more expensive affiliate DHI Mortgage; promising illusory warranty; substituting materials of lesser quality; misrepresenting the status of transferred or adjoining land and amenities; .... Several consumers have even already received favorable judgments in these very same regards. A long and varied list of these cases is included as exhibit 1. [Ex. 1].

Internationally *on the web*, and through state building divisions and BBB's, hundreds of consumers have posted similar complaints regarding all of the above. Within my own database, I have dozens/hundreds of similar stories. A very few of these exhibits are included in a condensed version as exhibit 2 Note that the list was compiled as long as a year ago. Many, many more victim statements are available upon your simple request. [Ex. 2].

(b) Appropriation by ineffective consent:

In federal districts and states throughout the nation, consumers have *filed declarations* stating that their consent to purchase DHI's homes, upgrades and mortgage products was involuntary and *induced by deception or coercion*. As soon as DHI cashes 'forfeitable' deposits, terms once favorable to the consumer are suddenly changed to benefit DHI instead. Please revisit exhibits 2 and new exhibit 3. [Ex. 3].

(c)(1) Similar previous participation as evidence of intent:

Starting February 2004, DHI's Board received certified notice of their attempted theft in my own personal case. Shortly thereafter, I sent DHI evidence of *20 additional consumer-victims* who had actually been defrauded. In September 2005, DHI's chief litigation counsel David Morice submitted a declaration in support of DHI's reply in California case 05-444247 wherein the specifics of the nationwide theft were detailed. Shortly thereafter and for over one year, *dozens more instances of nationwide crime* were brought to DHI's attention. Once again, DHI's chief litigation department acknowledged certified receipt of the dozens of additional fraud. In federal case 07-2625 JL, DHI's CEO Tomnitz and Chairman Horton were each named defendants and received their very own copies of the complaint wherein specifics of their *personal participation* of the nationwide theft was again laid out. DHI was reminded that additional future theft of unwitting consumers would be discovered. *Dozens more instances* of nationwide theft have since been brought to DHI's attention, some as recently as last month. [Ex. 4].

(c)(2) (Un)corroborated testimony of an (accomplice):

Many insiders have chosen not to conspire with DHI's Board to avoid becoming accomplices. They have *corroborated* that DHI policy is, and was, to require a minimum profit on DHI Mortgage services which are bundled with home purchases. After consumers sign purchase contracts, home prices increase or decrease depending on whether DHI Mortgage is used. After consumers sign contracts, locked interest rates and incentives increase and decrease respectively. After consumers sign contracts, origination fees increase and material specs diminish. After consumers sign contracts, ... DHI gets greedy. Those other *DHI agents who have become the Board's accomplices* have been very prolific and have even corroborated this (allegation). These accomplices have likely defrauded thousands of consumers from Ca, Nv, Fl, Va, Ill, Co, Tx, ... [Ex. 1,2,3, new 5, many others are available].

(e)(4) Value of the property stolen:

In virtually every offense, the value of money stolen or appropriated without effective consent exceeds $1500. Indeed, specifically for predatory lending victims, the last minute inflated closing costs are usually by themselves *in excess of this minimum felony threshold.* For warranty victims, the value of bonafide but unwarranted repairs nearly always exceeds this amount. For victims of land misrepresentation, damages are in the tens of thousands. For victims of....... The multiple counts of felony theft are anticipated to be in the thousands. [Ex. 1,2,3,5].

(f)(2) Heightened punishment if contractual relationship with government:

Mortgage loans are *regulated by HUD, insured by the FHA* and monitored through other various federal and Texas entities. Rules regarding interest rate offers, or their fraudulent manipulation, are regulated by the federal banking committee. The Equal Opportunities Committee ensures that minorities are not discriminated against for said mortgage applications, and the ECOA was enacted to prevent disparate issuance of credit for this group. Just last year, DHI originated 96% of the 41,000 HUD, FHA, FBC, ECOA backed, insured and regulated mortgages, many of which under fraudulent terms, targeting minorities for disparate treatment, and absolutely known about with particularity by both Tomnitz and Horton. [Ex. 2 and new 6].

(f)(3) Heightened punishment if offense on an elderly individual:

Back in 2004, Sugarland Tx, fixed income senior Dorina Corrente was promised a 'good faith' 4.018% fixed interest DHI Mortgage originated loan. DHI called her a week before closing to sign the 9% loan they had crafted. Dorina has since had to beg her outside bank to extend the 6% adjustable rate loan which was quickly cobbled together in desperation after DHI's bait and switch. Dorina will even testify under oath in this very regard at the TRCC sunset commission's hearing on September 23, 2008. *For over two years, Tomnitz and Horton were repeatedly notified of this and other similar senior abuses.* I was very clear in warning them through Nevada counsel that if any other seniors were found to have been similarly defrauded, that the "squeal" scene from "Deliverance" would ensue......; then came the discovery of defrauded fixed income retirees Wilson and Marcu. Thankfully, no one took me literally. [Ex. 3 and new 7].

<u>CONCLUSION:</u>

In conclusion, I leave you with a riddle: It migrates south for the winter; waddles when walking; floats in water; "quacks' to its brethren when flying in 'V' formations; tastes great when either smothered in orange-currant glaze, or made crispy and served along side scallions in a Peking plum sauce. What is it?

Unless things are 'made right,' I will cause this to become a national scandal eclipsing Enron, MCI, Tyco, Ameriquest, Countrywide, Bear Stearns, Indymac, Lehman Bros, Merill Lynch, Wachovia, WaMu, Fannie Mae and Freddy Mac ($25B), AIG($85B), ...Goldman Sachs/Morgan Stanley rescue...Mortgage Securities Ballout...+$700B...... because *every single federal entity (and Texas)* in a position to act, has had *sufficient evidence* to act *for years* to prevent this egregious white collar criminal activity directly responsible for the (near) collapse of international economies.

On behalf of the thousands/millions of Americans deserving of Equal Protections -and not the very, very few white collar DHI millionaires inclusive of Donald Tomnitz and $1.4B Donald Horton who have to date been above Texas law, Federal law and OUR Constitution,

/S/ Patrick Missud
Encl.
Cc: State Attorneys General; mass media; Wall Street;

U.S. Department of Justice C/o Director Robert Mueller 950 Pennsylvania Avenue, NW Washington, DC 20530-0001 #70081300000020826- 1086 7008 1300 0002 0826 1086	Federal Trade Commission, Room 240-H Consumer Response Center, c/o Donald S. Clark Washington, DC, 20580 FTC Ref. No. 9548361 # -1093 7008 1300 0002 0826 1093
Ivy M. Jackson, Director RESPA US Dept. of HUD Washington, DC, 20410-8000 # -1109 7008 1300 0002 0826 1109	SEC Complaint Center, c/o Bob Greene 100 F Street NE Washington, D.C. 20549-0213 # -1116 7008 1300 0002 0826 1116
U.S. Department of Justice C/o Michael Mukasey 950 Pennsylvania Avenue, NW Washington, DC 20530-0001 # -1123 7008 1300 0002 0826 1123	Office of Chief Counsel Division of Corporation Finance, SEC 100 F Street, NE Washington, DC, 20549 # -1130 7008 1300 0002 0826 1130
Nevada Attorney General Masto Grant Sawyer Bldg. 555 E. Washington Ave Suite 3900 Las Vegas, Nevada 89101 # -1147 7008 1300 0002 0826 1147	FBI Field Office, San Francisco 450 Golden Gate Avenue, 13th Flr. San Francisco, CA, 94102-9523 # -1154 7008 1300 0002 0826 1154
Obama for America P.O. Box 8102 Chicago, IL 60680 # -1161 7008 1300 0002 0826 1161	John McCain 2008 P.O. Box 16118 Arlington, VA 22215 # -1178 7008 1300 0002 0826 1178
Gibson, Dunn, Crutcher c/o Elizabeth Ising Fax: 202-530-9631, 10:00 AM PST	

-All other unlimited outlets until justice is finally Equally distributed under the laws.

NOTE: Att'n Federal Agencies: To avoid the resubmission of identical exhibits sent over the course of years, all the above supporting exhibits can be requested either from Attorney General Abbott, or again from my office upon request.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell

September 22, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC, 20549

Re: Stockholder Proposal of "Proponent" Patrick Missud, SEC 14a(8)
Via: First class mail certified #7008 1300 0002 0826 -1062

Dear Ms. Ising and SEC "Staff,"

Thank you for affording me, the Proponent, the opportunity to submit additional correspondence to your firm and the Staff at the SEC.

1. DHI's reluctance to include my Proposal in the upcoming proxy soliciting materials was anticipated based on Mr. Montano's August 22, 2008 letter. I took this into consideration when composing my subsequent September 10th letters to candidates Obama and McCain. [Ex. 1].

2. I take this opportunity to object to Ms. Ising's mischaracterization of my very clear statement included in paragraph 3 of my September 3, 2008 letter:

> 3. In DHI's 2007 Annual Shareholder Meeting proxy solicitation materials expressly stated at page 54, my reading is that "*any* shareholder" -without limitation, may submit a Proposal for Action if it is timely delivered, -as per SEC 14A8. Despite waiving the minimum share requirement, according to DHI's current interpretation, I will not even be able to qualify for the 2010 meeting since your share deficiency notice was received one day after the one year share ownership requirement for next year. In any event, this week I will acquire the minimum number of shares for the 2011 meeting.

There is no admission nor any indication on my part that I am share deficient for the 2009 Proposal submission. It is solely DHI's interpretation that my single share ownership does not meet the threshold requirement. DHI has allowed *any* shareholder, waiving minimum requirements, to submit a Proposal. DHI's very large corporate legal staff and myriad outside consultants such as the venerable Gibson, Dunn & Crutcher LLP should all understand that words are a legal scribner's tools and are subject to plain meaning and clear interpretation on their face. [Gibson, Dunn- Ex. E].

Maintaining single share ownership was by design. I still have not bought a second nor any additional DHI shares to prevent potential conflict between my twin roles as a stockholder and consumer advocate. As an advocate, some of my actions can have the effect of decreasing share value which could potentially benefit me as a prospective stock purchaser. My intention is not to manipulate DHI share value for my own personal benefit.

3. Note that my original Proposal for Action numbers 1 & 5 have already been corroborated by the September 10, 2008 publication of J D Powers' Builders' ratings. More often than not, in most market states, #1 in volume DHI ranks below average and among or behind the "rest" of the builders including bankrupt Tousa and WCI, and near bankrupt Standard Pacific, Beazer and Hovnanian. [Ex. 2].

4. Note that the DHI Board's reluctance to publicly commit to pursuing only lawful business activities has already damaged DHI's reputation as in my Proposal for Action number 6. [Ex.'s 3].

5. As before, and as a Proponent with sufficient share ownership, I am requesting a simple public commitment for each and every Board member to formally and individually vote to act lawfully. Nearly half the Board is comprised of licensed and active attorneys including Buchanan, Buchschacher, Harbour and Galland. As practicing attorneys they have taken similar oaths to uphold the laws and Constitution of the United States. One additional public commitment from each of them in this same vane should hardly elicit this much resistance. [Ex. 4].

In conclusion and on the behalf of other DHI shareholders, old ladies, veterans, young couples, retirees, immigrants and the less privileged, I respectfully request that the Staff recommend to DHI's Board that the Proponent's Proposal be printed in the forthcoming proxy soliciting materials or in the alternative that each and every Board member formally commit on the record and in public to be law abiding.

Cordially

Patrick Missud
Encl.
Cc: Gibson, Dunn, Crutcher c/o Ising #...-1055; Select database.

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

eising@gibsondunn.com

September 18, 2008

Direct Dial
(202) 955-8287
Fax No.
(202) 530-9631

Client No.
C 39334-00041

VIA HAND DELIVERY
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposal of Patrick Missud*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, D.R. Horton, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") a stockholder proposal and statements in support thereof (the "Proposal") received from Patrick Missud (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent has not provided the requisite proof of continuous stock ownership in response to the Company's proper request for that information. A copy of the Proposal, which requests that the Company take certain actions with respect to the Company's business practices, is attached hereto as Exhibit A.

BACKGROUND

The Proponent submitted the Proposal to the Company in a letter dated August 8, 2008. The Company received the Proposal on August 12, 2008. *See* Exhibit A. In addition, on August 18, 2008, the Company received a letter of that date from the Proponent requesting to amend his Proposal (the "Subsequent Letter"). *See* Exhibit B. The Proponent did not include with the Proposal or the Subsequent Letter evidence demonstrating satisfaction of the ownership requirements of Rule 14a-8(b). Furthermore, the Company's stock records did not indicate that the Proponent was the record owner of sufficient shares of Company stock to satisfy the requirements of Rule 14a-8(b).

Accordingly, because the Company was unable to verify in its records the Proponent's eligibility to submit the Proposal, the Company sought verification from the Proponent of his eligibility to submit the Proposal. Specifically, the Company sent via Federal Express a letter on August 22, 2008, which was within 14 calendar days of the Company's receipt of the Proposal, notifying the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the procedural deficiency; specifically, that a stockholder must satisfy the ownership requirements under Rule 14a-8(b) (the "Deficiency Notice"). A copy of the Deficiency Notice is attached hereto as Exhibit C. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice informed the Proponent that "[the Company has] not received proof that [the Proponent has] satisfied Rule 14a-8's ownership requirements as of the date that the [Proposal was] submitted to the Company." The Deficiency Notice stated that the Proponent must submit sufficient proof of ownership of Company shares, and further stated:

As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the [Proposal was] submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

The Deficiency Notice also noted that, as specified in Staff Legal Bulletin No. 14, the Proponent must submit a written statement that the Proponent "intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the proposal will be voted on by the stockholders." *See* Section C.1.d., Staff Legal Bulletin No. 14 (July 13, 2001). Federal Express records confirm delivery of the Deficiency Notice to the Proponent at 10:54 a.m. on August 23, 2008. *See* Exhibit D. The Proponent responded in a letter dated September 3, 2008, which the Company received on September 8, 2008 (the "Proponent's Response"). However, the Proponent's Response did not include documentary evidence of the Proponent's ownership of Company shares and, instead, indicated that the Proponent did not meet the share ownership requirements of Rule 14a-8 as of the date that the Proponent submitted the Proposal. A copy of the Proponent's Response is attached hereto as Exhibit E.

ANALYSIS

The Proposal May Be Excluded under Rule 14a-8(b) and Rule 14a-8(f)(1) Because the Proponent Failed to Establish the Requisite Eligibility to Submit the Proposal.

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent did not substantiate eligibility to submit the Proposal under Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." Staff Legal Bulletin No. 14 specifies that when the stockholder is not the registered holder, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the stockholder may do by one of the two ways provided in Rule 14a-8(b)(2). *See* Section C.1.c, Staff Legal Bulletin No. 14 (July 13, 2001).

As described above, the Company received the Proposal on August 12, 2008. The Company timely sent the Deficiency Notice by Federal Express on August 22, 2008, which was within 14 days of receiving the Proposal, and the Proponent received the Deficiency Notice on August 23, 2008. The Proponent's Response, dated September 3, 2008, did not include proof of ownership of the Company's shares as of the date the Proponent submitted the Proposal, and the Company has not otherwise received any such proof of ownership.

Rule 14a-8(f) provides that a company may exclude a stockholder proposal if the proponent fails to provide evidence of eligibility under Rule 14a-8, including the beneficial ownership requirements of Rule 14a-8(b), provided that the company timely notifies the proponent of the problem and the proponent fails to correct the deficiency within the required time. The Company satisfied its obligation under Rule 14a-8 by transmitting to the Proponent in a timely manner the Deficiency Notice, which stated:

- the ownership requirements of Rule 14a-8(b);
- according to the Company's stock records, the Proponent was not a record owner of sufficient shares;
- the type of documentation necessary to demonstrate beneficial ownership under Rule 14a-8(b);
- the fact that a written statement from the Proponent that he intends to continue to hold the shares through the Company's 2009 Annual Meeting of Stockholders was required;
- that the Proponent's response had to be postmarked or transmitted electronically no later than 14 calendar days from the date the Proponent received the Deficiency Notice; and
- that a copy of the stockholder proposal rules set forth in Rule 14a-8 was enclosed.

On numerous occasions the Staff has taken a no-action position concerning a company's omission of stockholder proposals based on a proponent's failure to provide satisfactory evidence of eligibility under Rule 14a-8(b) and Rule 14a-8(f)(1). *See, e.g., Qwest Communications International, Inc.* (avail. Feb. 28, 2008); *Occidental Petroleum Corp.* (avail. Nov. 21, 2007); *General Motors Corp.* (avail. Apr. 5, 2007); *Yahoo, Inc.* (avail. Mar. 29, 2007); *CSK Auto Corp.* (avail. Jan. 29, 2007); *Motorola, Inc.* (avail. Jan. 10, 2005), *Johnson & Johnson* (avail. Jan. 3, 2005); *Agilent Technologies* (avail. Nov. 19, 2004); *Intel Corp.* (avail. Jan. 29, 2004). Similarly, in this instance, the Proponent failed to provide sufficient documentary support of his ownership of the Company's shares, despite the Company sending him the Deficiency Notice in a timely fashion.

Moreover, we believe that the Proposal is excludable under Rule 14a-8(b) and Rule 14a-8(f)(1) because the Proponent indicated in the Proponent's Response that the Proponent does not meet the share ownership requirements of Rule 14a-8. Instead, the Proponent stated: "according to [the Company's] current interpretation, I will not even be able to qualify for the 2010 meeting since your deficiency notice was received one day after the one year share ownership requirement for next year. In any event, this week I will acquire the minimum number of shares for the 2011 meeting." The Staff repeatedly has concurred with the exclusion of stockholder proposals where, as is the case in the Proponent's Response, a proponent admitted to the company that the proponent did not satisfy the ownership requirements in Rule 14a-8(b). *See, e.g., Artesyn Technologies Inc.* (avail. Jan. 31, 2005); *ACLARA Biosciences, Inc.* (avail. Mar. 25, 2003); *CMS Energy Corp.* (avail. Mar. 20, 2003).

Despite the Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite ownership of Company stock as of the date the Proposal was submitted. Moreover, the Proponent's Response indicates that the Proponent did not own the requisite amount of Company shares as of the date that the Proponent submitted the Proposal to the Company. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal under Rule 14a-8(b) and Rule 14a-8(f)(1).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Moreover, the Company agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to the Company only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Thomas B. Montano, Vice President – Corporate & Securities Counsel, D.R. Horton, Inc., at (817) 390-8200 ext. 8131.

Sincerely,

Elizabeth A. Ising

EAI/smr

Enclosures

cc: Thomas B. Montano, D.R. Horton, Inc.
Patrick Missud

100518952_2.DOC

EXHIBIT A

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office/fax
415-845-5540 cellular

August 8, 2008

Bob Greene
SEC Complaint Center
100 F Street NE
Washington, D.C. 20549-0213

Re: Securities and Exchange Act (1934) Rule 14a-8: Proposal for Action at D. R. Horton's [DHI] 2009 Annual Stockholder's Meeting
Via: Certified #70080150000014315089

Dear Mr. Greene,

Please find enclosed my Proposal for Action at D. R. Horton's 2009 annual stockholder's meeting. It has been timely submitted to D R Horton's Legal Counsel for inclusion with forthcoming shareholder proxy soliciting materials.

All the proposals demand that the DHI Board of Directors operate lawfully under the business judgment rule, exercise the appropriate duty of care, and make informed decisions to promote DHI's financial health. Each of the six individual proposals should be ratified by the Board of Directors.

Cordially,

/S/ Patrick Missud

Patrick Missud, Esq.
Encl.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 8, 2008

Att'n: D R Horton Corporate Counsel
D R Horton Tower
301 Commerce Street
Fort Worth, Texas, 76102

Re: Securities and Exchange Act (1934) Rule 14a-8: Proposal for Action at D. R. *Horton's [DHI] 2009 Annual Stockholder's Meeting*
Via: Email: tbmontano@drhorton.com, Certified #70080150000014315072, First class

---

Attention D R Horton Corporate Counsel,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Proposal for Action for DHI's 2009 Annual Meeting:

As stated within DHI's Form 10-K, first and second time home buyers comprise the corporation's core business. As such, particular attention should be paid in attracting, satisfying and keeping this consumer base for possible repeat business. However, there are several established DHI business practices which have the tendency of damaging the corporate reputation as well as deterring consumers' loyalty. These allegations are supported by the following documented practices and facts:

Nationwide Warranty Misrepresentation:
Year after year, DHI ranks among the lowest or last in customer warranty satisfaction as reported by JD Powers and Associates, an independent third party auditor. DHI misrepresents on its own web site that "D.R. Horton and its staff of professionals are dedicated to prompt, polite response to homebuyers' requirements and needs. This philosophy has resulted in a reputation that leads to significant repeat and referral business." However, hundreds of consumers have lodged their complaints on the web with a myriad of sources such as CityData, Consumer Affairs, Rippoff Report, HOBB, drhortonsucks.info, state BBB's, and various state consumer protections divisions inclusive of regulatory Contractors' Boards. Please note that consumers submitting complaints to www.consumeraffairs.com have their dissatisfaction listed just below DHI's web link, on the first page of an internet web search. Several of these same consumers have also unequivocally stated that they would never again buy a DHI built home. A half dozen DHI insiders have also confirmed findings that warranty is a low corporate priority.

Federal and State Environmental Violations, and Land Sale Misrepresentation:
Quick and easy research through national court records, and at publicly available web links shows that in at least seven states, EPA laws were violated and that land conditions were misrepresented by DHI prior to sale. Buda County Texas' Garlic Creek was contaminated with radioactive materials and heavy metals due to DHI's upstream rough grading. On March 26, 2008, in Montgomery County Maryland's Del Mar Farms development, DHI was found civilly

liable for concealing the presence of MTBE and hydrocarbons in the groundwater. In East Hempfield Township Pennsylvania, lab reports indicate that DHI did not perform additional and required testing for arsenic and lead which exceeds direct residential contact limits. In Simi Valley California, class action residents were misinformed about the neighboring military defense contractor which uses over a dozen of the top 20 carcinogens in the manufacture of munitions [Case #369796 Beaudet v. Western Pacific Housing]. In Southern Nevada's Log Cabin communities, DHI downplayed the danger of immediately adjacent high tension electrical distribution towers and EMF located well within internationally accepted distance limits to residential housing. County recorded CC&R's and consumer acknowledgments neglect to mention that recent studies have causally linked EMF to childhood leukemia and brain tumors. www.drhortonhomeofhorrors.com. As recently as July 2008, in Maricopa County Arizona, DHI had 17 air quality violations. In Beaufort South Carolina, an entire community was told that the adjoining golf course would remain in operation until 2010, when in fact the parcel had been sold for development at the time of the misrepresentation [D R Horton v. Champoux 06 CP 071658]. Other consumers report incidents whereby adjoining garbage dumps, dairy farms, fire houses, neighboring developments, rail stops, boat launches, parks and various planned public amenities are misrepresented in scope, temporal operation, or just not built at all. In every case, the appraised land value is inflated by DHI prior to sale as compared to its actual worth, but only discovered by consumers after purchase.

Federal and State Tax Mischaracterization:
On March 19, 2008, Albert Kroll, former New Jersey Commissioner of Labor, filed a RICO suit *in Middlesex County for* DHI's *mischaracterizing* of its work force to avoid labor laws and the payment of various labor related taxes on behalf of a major labor union. These are the same allegations as were investigated by U.S. Attorney Steve Cole in Punta Gorda Florida in early 2004, and now again being alleged in at least Southern Nevada and California.

Banking and Appraisal Fraud:
In December 2007, the FBI's Adam Lee conducted an investigation at DHI's Rippon Landing development in Virginia where DHI's homes were being sold at irrational and unsupportable premiums in the recent housing downturn.

Federal and State Predatory Lending, Mortgage Fraud and Deceptive Practices:
Quick research in no less than 5 federal judicial districts and over a dozen states finds an onslaught of recent 2007 and 2008 allegations of mortgage fraud by affiliate DHI Mortgage [DHIM]. In the southern district of Georgia, the Yeatman RESPA case alleges the illegal compulsory use of DHIM #81-BAE-GRS. In Virginia, the Dodsons have brought suit under TILA alleging the compulsory use of DHIM #A-07-CA-230. In Northern California Missud has *brought suit under deceptive* trade and common law fraud alleging the compulsory use of DHIM #C-07-2625 JL. In the southern district of California, the Wilson class action was filed alleging federal antitrust and state deceptive trade practices charging compulsory use of DHIM #08-CV-00592. In the eastern district of Pennsylvania the Stauffers have again alleged deceptive trade practices #08-CV-03459-PD. In South Carolina, Ivey, a former DHI employee has alleged a wide array of deceptive business practices and SEC misrepresentations/violations by DHI #08-598-CMC.

Major Nationwide Structural and Construction Defects:
Since June 2008, a class action suit based in construction defects and subsequent mold infestation is being organized by attorney Kirchner for DHI consumers on Daniel Island, South Carolina. In January 2007, at DHI's Folsom County California Empire Ranch development, a

class action suit was filed by Anderson and Kriger alleging major stucco cracking and water infiltration which may have been brought on due to insufficient structural bracing. In May 2007, inspection records for DHI's Yuba County California Plumas Lake Community were found to have been forged and misrepresenting that structural components had been inspected to speed DHI production schedules. In July 2005, Scott Sullan negotiated a $39.5M settlement for condo owners in the DHI Summit at Rock Creek Colorado development, for the failure of their concrete foundations and slabs. Numerous DHI informants from Florida have also stated that concrete slabs are not permitted to harden before erecting frames. DHI expects homes to be completed within 30 days on concrete foundations which require 28 days to properly cure. Texas consumers near Houston, in Sugarland and north of Dallas are now alleging similar failure of their own concrete foundations and slabs.

Proposal for Action:
In order to preserve DHI's reputation, maintain its customer base, foster repeat business, and increase share value, I propose all of the following.
That DHI:
1. Improve warranty services to at least address consumers' major warrantable construction defects, so that their single largest asset is covered as expressly guaranteed under written DHI warranty contract.
2. Cease misrepresenting the status of home lots sold to consumers, and that of adjoining parcels. DHI should stand behind oral and written statements, regarding the quality, condition, planned improvements, amenities, zoning or other status affecting land for sale within developments, and that of adjoining land, and develop according to approved and filed master plans in a timely fashion.
3. Improve labor relations and not seek to circumvent or avoid union, state and federal regulations inclusive of OSHA, labor laws, workmen's compensation, and payroll taxes.
4. Adhere to all federal, state and municipal tax, real estate, lending, franchise, SEC, accounting, reporting, construction, labor and other applicable laws, codes and regulations.
5. Improve construction quality so that structural components are not 'value engineered' for the sake of short term cost savings at the expense of long term quality and consumer safety and satisfaction. Strike a better balance between the production schedule and overall rough and finish quality so that consumers' complaints regarding major construction defects and finish quality drop in severity and frequency.
6. Enforce the explicit DHI policies regarding business conduct for employees, officers and directors which are already codified in at least six DHI documents. Terminate employees, officers and directors responsible for mismanaging DHI and responsible for illegal ultra vires acts in the 27 individual market states as well as at the corporate headquarters in Fort Worth.

Cordially,

/S/ Patrick Missud

Patrick Missud
Encl.

Cc: SEC, Bob Greene	#70080150000014315089
DHI, Buchschacher, Esq.	#70080150000014315096
DHI, Morice, Esq.	#70080150000014315102
DHI, Jennings, Esq.	#70080150000014315126
DHI, Harbour, Esq.	#70080150000014315133
Wall Street, Media	-First class

EXHIBIT B

Rec'd by email
8-18-08

Patrick Missud
Attorney at Law
91 San Juan Ave.
San Francisco, CA, 94112
415-584-7251 office/fax
415-845-5540 cellular

August 18, 2008

Bob Greene
SEC Complaint Center
100 F Street NE
Washington, D.C. 20549-0213

Re: Securities and Exchange Act (1934) Rule 14a-8: Amended Proposal for Action at D. R. Horton's [DHI] 2009 Annual Stockholder's Meeting
Via: Certified #7008 0150 0000 1439 6941

Dear Mr. Greene,

Please find enclosed my Amended Proposal for Action at D. R. Horton's 2009 annual stockholder's meeting. It has again been timely submitted to D R Horton's Legal Counsel for inclusion with forthcoming shareholder proxy soliciting materials.

Basically, all that the six individual proposals demand is that the DHI Board of Directors lawfully operate under the business judgment rule, exercise the appropriate duty of care, and make informed decisions to promote DHI's financial health. If the DHI Board of Directors acts responsibly and carefully considers this information and notice of day to day activities, each of the six individual proposals should be ratified in January 2009.

Cordially,

/S/ Patrick Missud

Patrick Missud, Esq.
Encl.

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 18, 2008

Re: Demand on DHI Board of Directors to enforce corporate rights.
Via: Email: tbmontano@drhorton.com, Certified, First class

Attention DHI Board of Directors and Corporate Counsel,

This notice is a preliminary requirement to formal filing of a shareholder derivative action under the SEC and other federal and/or state statutes. I am making this demand as a DHI shareholder and not in conjunction with any other state or federal actions in which I may be involved, either as plaintiff, counsel or informant.

Please read the accompanying amended Proposal for Action pursuant to the Securities Exchange Act of 1934, Rule 14a8 for the details regarding DHI's ultra vires acts. Considering the ongoing nationwide violation of state and federal laws, it seems clear that certain agents and DHI Board of Directors have sponsored and furthered these ultra vires acts.

I believe that an appropriate solution would be for all mal or nonfeasant agents, Directors, and/or Officers have their association severed with DHI as per the: Corporate Governance Principles; Audit Committee Charter; Compensation Committee Charter; Nominating and Governance Committee Charter; Code of Ethical Conduct for the CEO, CFO, and Senior Financial Officers; Complaint Procedures for Accounting, Internal Control, Auditing and Financial Matters and Complaint Procedures for Employee Matters and; Corporate Code of Business Conduct and Ethics for Employees and Directors.

Cordially,

/S/ Patrick Missud

Patrick Missud
Encl.
Cc: SEC #7008 0150 0000 1439 6941
Attn: DHI Corporate Counsel: Buschachter, Morice, Buchanan, Jennings
Wall Street, Media

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

August 18, 2008

Att'n: D R Horton Corporate Counsel
D.R. Horton Tower
301 Commerce Street
Fort Worth, Texas, 76102

Re: Securities and Exchange Act (1934) Rule 14a-8: Amended Proposal for Action at D. R. Horton's [DHI] 2009 Annual Stockholder's Meeting
Via: Email: tbmontano@drhorton.com, Certified #70081500000143 96934, First class

Attention D. R. Horton Corporate Counsel,

As a DHI stockholder, under SEC Rule 14a-8, I submit the following facts and Amended Proposal for Action for DHI's 2009 Annual Meeting:

As stated within DHI's Form 10-K, first and second time home buyers comprise the corporation's core business. As such, particular attention should be paid in attracting, satisfying and keeping this consumer base for possible repeat business. However, there are several established DHI business practices which have the tendency of damaging the corporate reputation as well as deterring consumers' loyalty. These allegations are supported by the following documented practices, facts, internet listings, state and federal court records etc.

Nationwide Warranty Misrepresentation:
Year after year, DHI ranks among the lowest or last in customer warranty satisfaction as reported by JD Powers and Associates, an independent third party auditor. DHI misrepresents on its own web site that "D.R. Horton and its staff of professionals are dedicated to prompt, polite response to homebuyers' requirements and needs. This philosophy has resulted in a reputation that leads to significant repeat and referral business." However, hundreds of consumers have lodged their complaints on the web with a myriad of sources such as CityData, Consumer Affairs, Rippoff Report, HOBB, drhortonsucks.info, state BBB's, and various state consumer protections divisions inclusive of regulatory Contractors' Boards. Please note that consumers submitting complaints to www.consumeraffairs.com have their dissatisfaction sometimes listed immediately below DHI's own web link, and always on the first page of an internet web search. Several of these same consumers have also unequivocally stated that they would never again buy a DHI built home. A half dozen DHI insiders have also confirmed that

warranty is a very low corporate priority.

Federal and State Environmental Violations, and Land Sale Misrepresentation:
Quick easy research through nationwide court records, and at publicly available web links shows that in at least seven states, EPA laws were violated and that land conditions were misrepresented by DHI prior to sale. Buda County Texas' Garlic Creek was contaminated with radioactive materials and heavy metals due to DHI's upstream rough grading. On March 26, 2008, in Montgomery County Maryland's Del Mar Farms development, DHI was found civilly liable for concealing the presence of MTBE and hydrocarbons in the groundwater. In East Hempfield Township Pennsylvania, lab reports indicate that DHI did not perform additional and required testing for arsenic and lead which exceeds direct residential contact limits. In Simi Valley California, class action residents were misinformed about the neighboring military defense contractor which uses over a dozen of the top 20 carcinogens in the manufacture of munitions [Case #369796 Beaudet v. Western Pacific Housing]. In Southern Nevada's Log Cabin communities, DHI downplayed the danger of immediately adjacent high tension electrical distribution towers and EMF located well within internationally accepted distance limits to residential housing. Recorded CC&R's and consumer acknowledgments neglect to mention that recent studies have causally linked EMF to childhood leukemia and brain tumors. www.drhortonhomeofhorrors.com. As recently as July 2008, in Maricopa County Arizona, DHI had 17 air quality violations. In Beaufort South Carolina, an entire community was told that the adjoining golf course would remain in operation until 2010, when in fact the parcel had been sold for development at the time of the misrepresentation [D.R Horton v. Champoux 06 CP 071658]. Other consumers report incidents whereby adjoining garbage dumps, dairy farms, fire houses, neighboring developments, rail stops, boat launches, parks and various planned public amenities are misrepresented in scope, temporal operation, or just not built at all. In every case, the appraised land value is inflated by DHI prior to sale as compared to its actual worth, but only discovered by consumers after purchase.

Federal and State Tax Mischaracterization:
On March 19, 2008, Albert Kroll, former New Jersey Commissioner of Labor, filed a RICO suit in Middlesex County for DHI's mischaracterizing of its work force to avoid labor laws and the payment of various labor related taxes on behalf of a major labor union. These are the same allegations as were investigated by U.S. Attorney Steve Cole in Punta Gorda Florida in early 2004, and now again being alleged in at least Southern Nevada and California.

Banking and Appraisal Fraud:
In December 2007, the FBI's Adam Lee conducted an investigation at the Rippon Landing development in Virginia where DHI homes were being sold at irrational and unsupportable premiums in the recent housing downturn. In 2004, Las Vegas homes were appraised at a higher value but only if DHI Mortgage originated the loan. Recent and current 'un-auction' sales have and are bundling incentives such as furnishings and paid credit card debts into the loans which are starting to garner FBI scrutiny nationwide.

Federal and State Predatory Lending, Mortgage Fraud and Deceptive Practices: Quick research in no less than 5 federal judicial districts and over a dozen states finds an onslaught of recent 2007 and 2008 allegations of mortgage fraud by affiliate DHI Mortgage [DHIM]. In the southern district of Georgia, the Yeatman RESPA case alleges the illegal compulsory use of DHIM #81-BAE-GRS. In Virginia, the Dodsons have brought suit under TILA alleging the compulsory use of DHIM #A-07-CA-230. In Northern California Missud has brought suit under deceptive trade and common law fraud alleging the compulsory use of DHIM #C-07-2625 JL. In the southern district of California, the Wilson class action was filed alleging federal antitrust and state deceptive trade practices charging compulsory use of DHIM #08-CV-00592. In the eastern district of Pennsylvania the Stauffers have again alleged deceptive trade practices #08-CV-03459-PD. In South Carolina, Ivey, a former DHI employee has alleged a wide array of deceptive business practices and SEC misrepresentations/violations by DHI #08-598-CMC.

Major Nationwide Structural and Construction Defects:
As recently as June 2008, a class action suit based in construction defects, water intrusion and subsequent mold infestation is being organized by attorney Kirchner for DHI consumers on Daniel Island, South Carolina. Earlier in Colorado, the 86 owners of St. Andrews at Plum Creek Condo Association filed a similar structural defect, water intrusion law suit which was settled for more than $25 million. In January 2007, at DHI's Folsom County California Empire Ranch development, a class action suit was filed by Anderson and Kriger alleging major stucco cracking and water infiltration which may have been brought on due to insufficient structural bracing. In May 2007, inspection records for DHI's Yuba County California Plumas Lake Community had been forged to misrepresent that structural components had been inspected to speed DHI production schedules. In July 2005, Scott Sullan negotiated a $39.5M settlement for 226 Summit at Rock Creek condo owners in Colorado, for the failure of their concrete foundations and slabs. Numerous DHI informants from Florida have also stated that concrete slabs are not permitted to harden before the frames are built over sill plates. A former DHI production manager has stated that DHI expects homes to be completed within 30 days on concrete foundations which require 28 days to completely cure. Texas consumers near Houston, in Sugarland, and North Dallas are now alleging similar failure of their own concrete foundations and slabs.

Proposal for Action:
Resolved: I propose that DHI shareholders request that the DHI Board of Directors support the following six enumerated principles and actions in order to preserve DHI's reputation, maintain its customer base, foster repeat business, and increase share value:
1. Improve warranty services to at least address consumers' major warrantable construction defects, so that their homes are covered as expressly guaranteed under written DHI warranty contract; and
2. Cease misrepresenting the status of home lots sold to consumers, and that of adjoining parcels. DHI should stand behind oral and written statements, regarding the quality, condition, planned improvements, amenities, zoning or other status affecting land for sale within developments, and that of adjoining land, and develop according to approved and

filed master plans in a timely fashion; and
3. Improve labor relations and not seek to circumvent or avoid union, state and federal regulations inclusive of OSHA, labor laws, workmen's compensation, and payroll taxes; and
4. Adhere to all federal, state and municipal tax, real estate, lending, banking, franchise, SEC, accounting, reporting, construction, labor and other applicable laws, codes and regulations; and
5. Improve construction quality so that structural components are not "value engineered" for the sake of short term cost savings at the expense of long term quality and consumer safety and satisfaction. Strike a better balance between the production schedule and overall rough and finish quality so that consumers' complaints regarding major construction defects and finish quality drop in severity and frequency; and
6. Enforce the explicit DHI policies regarding business conduct for agents, employees, officers and directors which are already codified in at least six DHI corporate documents. As per these policies, terminate agents, employees, officers and directors responsible for mismanaging DHI, and responsible for illegal ultra vires acts in the 27 individual market states as well as at the corporate headquarters in Fort Worth.

Please print this Proposal for Action in its entirety, as was done on page 51 of DHI's Notice of Annual Meeting of Stockholders executed by DHI's Chairman on December 19, 2007. I recommend that the text starting from "Attention D R Horton Corporate Counsel" be included all the way down to the bottom of this paragraph. This is the same text that institutional investors, sector analysts and federal regulatory authority have or will receive.

Cordially,

/S/ Patrick Missud

Patrick Missud
Encl.

Cc: SEC, Bob Greene	Certified #70080150000001439-6941
DHI, Buchschacher, Esq.	-6958
DHI, Morice, Esq.	-6965
DHI, Harbour, Esq.	-6972
DHI, Jennings, Esq.	Fax: 1-800-731-6120
Wall Street, Media	-First class

EXHIBIT C

D·R·HORTON® DHI NYSE
America's Builder

August 22, 2008

VIA FEDERAL EXPRESS, CERTIFIED MAIL and
FAX (415) 584-7251

Mr. Patrick Missud
91 San Juan Avenue
San Francisco, California 94112

Dear Mr. Missud:

I am writing on behalf of D.R. Horton, Inc. (the "Company"), which received on August 12, 2008, your letter dated August 8, 2008, including multiple stockholder proposals for consideration at the Company's 2009 Annual Meeting of Stockholders (collectively, the "Proposals"). In addition, we subsequently received on August 18, 2008 your letter of that date requesting to amend your Proposals. Your Proposals contain certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to your attention.

I. Share Ownership Deficiency

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposals were submitted to the Company.

To remedy this defect, you must submit sufficient proof of its ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the Proposals were submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level.

In addition, under Rule 14a-8(b), a stockholder must provide the company with a written statement that he or she intends to continue to hold the requisite number of shares through the date of the stockholders' meeting at which the proposal will be voted on by the stockholders. In order to correct this procedural defect, you must submit a written statement that you intend to continue holding the requisite number of Company shares through the date of the Company's Annual Meeting of Stockholders.

II. Multiple Proposals

Pursuant to Rule 14a-8(c) under the Exchange Act, a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. We believe that your Proposals constitute more than one stockholder proposal. You can correct this procedural deficiency by submitting a single stockholder proposal, addressing only one of the matters set forth in your submission.

III. Word Count

Rule 14a-8(d) of the Exchange Act requires that any stockholder proposal, including any accompanying supporting statement, not exceed 500 words. Your Proposals, including your supporting statement, exceed 500 words. To remedy this procedural defect, you must revise your submission so that it does not exceed 500 words.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at D.R. Horton Tower, 301 Commerce Street, Suite 500, Fort Worth, TX 76102. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,

D.R. Horton, Inc.

Thomas B. Montano

Thomas B. Montano

Enclosure

Shareholder Proposals – Rule 14a-8

§240.14a-8.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**
A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**
The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can

usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) **Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?**

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) **Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?** Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) **Question 8: Must I appear personally at the shareholders' meeting to present the proposal?**

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) **Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?**

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;
Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy

rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;*

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;
Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**
Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT D

FedEx Express

FedEx Express
Customer Support Trace
3875 Airways Boulevard
Module H, 4th Floor
Memphis, TN 38116

U.S. Mail: PO Box 727
Memphis, TN 38194-4643

Telephone: 901-369-3600

August 25,2008

Dear Customer:

The following is the proof-of-delivery for tracking number **796063969604**.

Delivery Information:

Status:	Delivered	**Delivery location:**	91 SAN JUAN AVE SAN FRANCISCO, CA 94112
Signed for by:	J.MASSUD	**Delivery date:**	Aug 23, 2008 10:54
Service type:	Priority Envelope		



Shipping Information:

Tracking number:	796063969604	**Ship date:**	Aug 22, 2008
		Weight:	0.5 lbs.

Recipient:
Mr. Patrick Missud
91 SAN JUAN AVE
SAN FRANCISCO, CA 94112 US

Shipper:
Laurel Barry
DRHORTON
301 Commerce Street, Floor 37
Fort Worth, TX 76102 US

Reference Legal-LB-Missud Proposal
Department number Legal

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7004 1350 0002 2269 6351

U.S. Postal Service™
CERTIFIED MAIL™ RECEIPT
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For delivery information visit our website at www.usps.com®

OFFICIAL USE

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Postmark Here

Sent To

Street, Apt. No.; or PO Box No.

City, State, ZIP+4

PS Form 3800, June 2002 — See Reverse for Instructions

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Patrick Missud
91 San Juan Avenue
San Francisco, CA 94112

COMPLETE THIS SECTION ON DELIVERY

A. Signature
X [signature] ☐ Agent ☐ Addressee

B. Received by (Printed Name) | C. Date of Delivery 8/25/08

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number
(Transfer from service label) 7004 1350 0002 2269 6351

PS Form 3811, February 2004 — Domestic Return Receipt — 102595-02-M-1540

08/24/2007 FRI 13:29   FAX 817 390 1712   Cannon C5185   ☑001

```
**********************
*** FAX TX REPORT ***
**********************

TRANSMISSION OK

JOB NO.                 0894
DESTINATION ADDRESS     914155847251
PSWD/SUBADDRESS
DESTINATION ID
ST. TIME                08/24 13:25
USAGE T                 03'49
PGS.                    7
RESULT                  OK
```

D·R·HORTON® DHI Listed NYSE
America's Builder

301 Commerce Street, #500
Fort Worth, Texas 76102
Phone: (817) 390-8200

FAX COVER SHEET

FAX # TRANSMITTED TO: (415) 584-7251

DATE:	August 23, 2008
TO:	Mr. Patrick Missud
PHONE:	(415) 845-5540
FROM:	Thomas Montano
NO. OF PAGES:	7

(Including this page)

COMMENTS:

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT E

Patrick Missud
Attorney at Law
91 San Juan Ave
San Francisco, CA, 94112
415-584-7251 Office
415-845-5540 Cell
missudpat@yahoo.com

September 3, 2008

Re: Proposal for Action
Via: Email: tbmontano@drhorton.com, Certified #7008 1300 0002 0826 0928 First class

Attention DHI Board of Directors and Corporate Counsel,

Please find attached the condensed Proposal for Action [Proposal] to comply with your August 23, 2008 requests to correct three deficiencies:

1. The Proposal still suggests only the single unitary theme that DHI and its Board publicly commit and vote to follow all local, state and federal laws in its businesses of selling homes which must be built to code, under appropriate labor standards, and of originating mortgages following all appropriate banking, accounting, lending, appraisal, tax...... regulations. The Proposal is nothing more than a public commitment by every Board member to refrain from any illegal business practices.

2. The Proposal is now under 500 words for publication. The word count through the line just below the heading "**Proposal for Action:** "That the DHI Board members individually vote to promote DHI business only through legal means" contains only 473 words. The following words in italic are optional as they exceed your limitation. DHI's Board may choose to conclude with the first simple, lawful, binding statement, or the second longer more detailed one.

3. In DHI's 2007 Annual Shareholder Meeting proxy solicitation materials expressly stated at page 54, my reading is that "*any* shareholder" -without limitation, may submit a Proposal for Action if it is timely delivered, -as per SEC 14A8. Despite waiving the minimum share requirement, according to DHI's current interpretation, I will not even be able to qualify for the 2010 meeting since your share deficiency notice was received one day after the one year share ownership requirement for next year. In any event, this week I will acquire the minimum number of shares for the 2011 meeting.

In the meantime, I will forward copies of this Proposal to the other major shareholders, the SEC, and national media in my continuing effort to protect the corporation and consumers despite the Board's transparent efforts to seemingly cause injury. On my behalf, investors and the media may inquire as to why the Board is so reluctant to support only lawful activities after having been repeatedly notified of ultra vires acts occurring in nearly all of DHI's 27 market states, over the course of years, in at least six federal districts, through official investigations including the FBI, regarding each of its core businesses, and as corroborated by hundreds of defrauded DHI consumers from my database and abundance of independent third party sources.

Other matters:

1. In matters which I either have co-counsel or am represented, please communicate directly through the attorneys of record.

2. Regarding the verified structural defects with my home, I presume that I should still communicate with DHI's attorney David Jennings in accordance with his written requests and as confirmed at our last meeting on August 5, 2008.

3. Regarding shareholder derivatives and demand that the Board assert corporate rights, I presume that as a shareholder I am entitled to communicate directly with Thomas Montano as per his August 23, 2008 fax, certified mailing and overnight letter.

4. Regarding all other suits or investigations in which I am or may be participating, or providing information to private and state attorneys, officials, commissions, Senators Obama, Biden, Clinton, Schumer..., Governors Crist, Melendez....., NY Times, LA Times, WSJ, Business Week....., institutional investors, market analysts, etc:

In the past I have copied various documents addressed to third party government regulators and national media to conveniently provide DHI and its Board with further details of nationwide deceptive business practices requiring immediate remediation. These are the same business practices which are currently injuring the corporation. At the urging of one or more DHI attorneys, I will no longer forward such information.

The demands however always remain the same. Unlawful ultra vires acts must stop or will be discovered and forwarded to proper authorities, media and wall street.

Cordially,

/S/ Patrick Missud

Patrick Missud
Encl.
Cc: SEC

PROPOSAL FOR ACTION:

Several deceptive DHI business practices have been discovered which have damaged the corporation's reputation and deterred consumers' loyalty:

Warranty Misrepresentation:
Yearly, DHI ranks at the bottom in customer warranty satisfaction [JD Powers and Associates]. Hundreds have lodged consumer complaints on websites such as CityData, Rippoff Report, HOBB, drhortonsucks.info, BBB... Countless submissions to www.consumeraffairs.com document that consumers would never again buy from DHI.

Environmental Violations, Land Sale Misrepresentations:
National court records indicate that in at least seven states, EPA was violated and land conditions misrepresented. Buda County Texas' Garlic Creek was contaminated with radioactive materials during rough grading. Civil liability attached for concealing MTBE contaminated groundwater in Montgomery County Maryland's Del Mar Farms development. East Hempfield Township Pennsylvania required additional testing for arsenic and lead exceeding residential limits, but was not performed. Simi Valley California's class action residents were misinformed that the neighboring military contractor used top carcinogens in munitions manufacturing. [Beaudet v. Western Pacific #369796]. Southern Nevada's Log Cabin community was misinformed of dangerous adjoining high tension electrical towers and EMF. www.drhortonhomeofhorrors.com. 17 air quality violations were recorded in Maricopa County Arizona. An entire Beaufort South Carolina community was promoted by misrepresenting that the adjoining and already sold golf course would remain in operation until 2010 [D R Horton v. Champoux 06CP071658]. Other consumers report incidents whereby neighboring dumps, farms, fire houses, developments, boat launches, parks and various amenities are misrepresented in scope, temporal operation, or just un-built. In every case, consumers' appraised land value is inflated by DHI prior to sale based on the misrepresentations.

Federal-State Tax Fraud:
3-19-08, former NJ Commissioner of Labor Kroll, filed a RICO suit because DHI mischaracterized its work force to avoid labor laws and taxes. This same allegation was investigated by U.S. Attorney Cole in Punta Gorda Florida in 2004, and is again being researched in at least Southern Nevada and California.

Banking-Appraisal Fraud:
12-07, FBI agent Adam Lee conducted an investigation at DHI's Rippon Landing Virginia development where DHI's home values were artificially inflated.

Federal-State Predatory Lending, Fraud, Deceptive Practices:
In at least 6 federal judicial districts and 12 states, there are recent allegations of mortgage fraud and/or illegal compulsory use of DHI Mortgage. Southern Georgia, Yeatman RESPA, #81-BAE-GRS. Virginia, Dodson, TILA, #A-07-CA-230. Northern California, Missud, fraud, #C-07-2625-JL. Southern California, Wilson, antitrust, deceptive trade, #08-CV-00592. Eastern Pennsylvania, Stauffer, deceptive trade, #08-CV-03459-PD. South Carolina, Ivey, SEC violations #08-598-CMC.

Structural and Construction Defects:
At least four major construction defects class actions have been filed. Over $65M damages have been paid. Forged structural inspection records have been discovered. Texans near Houston, Sugarland, and Northern Dallas currently allege concrete foundation and slab failures. Multiple

DHI -Florida informants have stated that concrete foundations don't properly cure before completing construction.

Proposal for Action:

That the DHI Board members individually vote to promote DHI business only through legal means.

(473 words)

To preserve DHI's reputation and increase share value, I propose that DHI promotes its business through only lawful means including: honoring the express warranties included with every home sold; cease misrepresenting the status of lots sold and that of adjoining parcels; adhere to federal, state and municipal tax, real estate, lending, franchise, SEC, accounting, construction, labor and other applicable laws, codes and regulations; improve construction quality to prevent warranty claims; enforce express DHI policies regarding business conduct for employees, officers and directors codified in at least six DHI documents; terminate employees, officers and directors who mismanage DHI and are responsible for illegal ultra vires acts in the 27 individual market states as well as at corporate headquarters.

(590 words)

END